

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 30, 2010

Mr. Michael P. Huseby
Chief Financial Officer
Cablevision Systems Corporation
CSC Holdings, LLC
1111 Stewart Avenue
Bethpage, NY 11714

>   **RE: Cablevision Systems Corporation**
>   **CSC Holdings, LLC**
>   **Form 10-K for the year ended December 31, 2009**
>
>   **Form 10-Q for the fiscal quarter ended March 31, 2010**
>   **File No. 1-14764 and 1-9046**

Dear Mr. Huseby:

We have reviewed your supplemental response letter dated June 9, 2010 as well as your filing and have the following comments.

Form 10-K for the year ended December 31, 2009

Critical Accounting Policies, page 53

1. We note your response to comment one from our letter dated June 9, 2010. It appears to us that you are utilizing an approach that is similar to the multi-period excess earnings model. Further, it is unclear why you believe that such a model is appropriate when determining the fair value of your cable franchise rights. We believe that the use of this methodology is not a valuation approach that determines the direct value of cable franchise rights. In this regard, we note that this method fails to allow for the possibility that some amount of the residual income may be attributable to goodwill rather than solely to the cable franchise rights. Since the cable franchise rights have indefinite lives and are therefore not considered to be a wasting asset, no portion of the income stream is

left unassigned when following the multi-period excess earnings methodology, and as a result, no economic benefit can be attributed to goodwill. Therefore, we believe that you should utilize a valuation technique, such as the Greenfield approach, to determine fair value for your cable franchise rights. Please revise or advise.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director